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20004441

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2740 Sand Hill Road, Suite 100
(No. and Street)

Menlo Park	CA	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn White 650 400-1821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Ste.270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Karyn M. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karyn M. White
Signature

Chief Financial Officer
Title

Michelle Mejia
Notary Public

MICHELLE MEJIA
COMM. # 2254284
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. AUG. 14, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

TABLE OF CONTENTS

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Financial Condition
As of December 31, 2019

	2019
Assets	
Cash	$ 723,527
Fees Receivable	125,000
Prepaid Expense	256,410
Fixed assets, net	230,958
Other assets	67,081
Total assets	$1,402,976
Liabilities and Members' Equity	
Accounts payable and accrued liabilities	$ 65,382
Accrued facility costs	29,842
Deferred Revenue	252,312
Total liabilities	347,536
Members' equity	1,055,440
Total liabilities and members' equity	$1,402,976

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Income
For the Year Ended December 31, 2019

Revenues:	
Advisory Fees	$13,853,105
Expenses:	
Compensation and benefits	9,963,607
Operating expenses	1,450,403
Marketing and development	798,285
Commission expense	559,160
Professional Fees	237,572
Total expenses	13,009,027
Net income	$ 844,078

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

	Members Equity
Balance at January 1, 2019:	$ 773,862
Net Income:	844,078
Capital Withdrawals during 2019:	(562,500)
Balance at December 31, 2019	$ 1,055,440

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

	2019
Cash flows from operating activities:	
Net Income from operations	$ 844,078
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	87,467
Changes in assets and liabilities:	
Accounts receivable	(5,000)
Prepaids and other assets	(203,225)
Accounts payable and accrued liabilities accounts	3,502
Deferred Revenue	128,562
Accrued facility costs	(29,284)
Cash provided by (used in) operating activities	826,100
Cash flow from investing activities:	
Purchase of fixed assets	(50,472)
Net cash provided by (used in) investing	(50,472)
Cash flow from financing activities:	
Capital withdrawals	(562,500)
Net increase (decrease) in cash	213,128
Cash at the beginning of the year	510,399
Cash at the end of the year	$ 723,527

Supplemental Disclosures:	
State LLC fees paid	11,790

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Financial Statements
For the Year Ended December 31, 2019

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safe keep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Revenue Recognition - The Company enters into advisory engagement contracts that contain non-refundable, fixed retainer fees. Revenue is recognized upon three distinct milestones over the course of the engagement, as follows: (1) upon completion of work to bring the transaction to market, such as research, analysis, strategy, negotiations and due diligence; (2) upon entering into an exclusive agreement with the client with agreed-upon terms, and (3) when the contract is finalized. The Company recognizes revenue ratably against its contract as each milestone is reached, and the related performance obligations for each milestone are fully constrained and determinable.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company in connection with such engagements. For the year ended December 31, 2019, expenses of $97,998 have been billed to clients, of which $12,911 remains uncollected. Based on historical experience, 90% is expected to be collected and is not deemed to be material. The Company policy is to record these amounts on a cash basis.

Income Taxes - For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners, LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. California's fees based on revenue is $11,790 in 2019.

(continued)

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years, United Kingdom tax returns for two years, and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2019, cash exceeded the FDIC insured limit of $250,000, by $473,527.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

For the year ended December 31, 2019, the Company had four customers that comprised 24%, 13%, 11%, and 11% of advisory fees.

2. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2019:

	2019
Furniture and equipment	$ 233,584
Computers	93,310
Video Equipment	29,958
Leasehold improvements	224,443
Total fixed assets	581,295
Less accumulated depreciation and amortization	(350,337)
Fixed assets, net	$ 230,958

For the years ended December 31, 2019, depreciation and amortization expense was $87,467.

3. Commitments

The Company conducts its operations from leased facilities in California. The current lease will expire in August 2020. Aggregate future minimum lease obligations for the operating lease in effect at December 31, 2019 is as follows:

Year ending December 31, 2020:	$ 516,400

For the year ended December 31, 2019, rent expense was $753,056.

FASB's lease accounting standard change, ASU 2016-02 "Leases," is effective for the Company for the year ended December 31, 2019 and requires lessees to recognize assets and obligations related to its operating leases. The leases standard does not require lessees to apply the guidance to

(continued)

arrangements with a lease term of 12 months or less. Under this exemption, management has determined that the standard has no application to the Company as of December 31, 2019, and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

4. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan for employees which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, and employee must complete 3 months of service and be 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit sharing contributions in an amount to be determined by the Managing Directors. To be eligible for any profit sharing contribution that may be made for that plan year, an employee must be employed as of the last day of the plan year.

There was no discretionary profit-sharing contribution for the year ended December 31, 2019.

5. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, GrowthPoint Technology Partners, LLC had net capital of $432,241. At December 31, 2019, net capital was $425,893 in excess of its required net capital of $6,348. At December 31, 2019, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 0.22 to 1, which is within the required regulatory range.

6. Subsequent Event

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No additional adjustments to, disclosures in, the financial statements were deemed necessary.

(continued)

Supplemental Information

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

Net Capital

Total members' equity from statement of financial condition	$1,055,440
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Fees Receivable	(68,750)
Fixed assets, net	(230,958)
Prepaid Expenses	(256,410)
Other assets	(67,081)
Net capital	$ 432,241
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 6,348
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 6,348
Excess net capital	$ 425,893

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 347,536
Less non-aggregate indebtedness items	(252,312)
Total aggregate indebtedness	$ 95,224
Ratio: Aggregate indebtedness to net capital	0.22 to 1

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Operations
For the Year Ended December 31, 2019

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(i) of Rule 15c3-3.

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2019

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$466,777
Adjustment to decrease assets	(75,087)
Adjustment to decrease liabilities	40,551
Net capital as reported in the financial statements	$432,241

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GrowthPoint Technology Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GrowthPoint Technology Partners, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2017
Walnut Creek, California
February 12, 2020

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GrowthPoint Technology Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GrowthPoint Technology Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GrowthPoint Technology Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) GrowthPoint Technology Partners, LLC stated that GrowthPoint Technology Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GrowthPoint Technology Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GrowthPoint Technology Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 12, 2020

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of GrowthPoint Technology Partners, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by GrowthPoint Technology Partners, LLC and the SIPC, solely to assist you and SIPC in evaluating GrowthPoint Technology Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. GrowthPoint Technology Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on GrowthPoint Technology Partners, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of GrowthPoint Technology Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 12, 2020